Exhibit 12.2

HIGHWOODS REALTY LIMITED PARTNERSHIP
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED UNIT DISTRIBUTIONS

Six Months Ended June 30, 2016
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$59,468
Fixed charges	45,645
Capitalized interest	(3,728)
Distributions of earnings from unconsolidated affiliates	1,095
Total earnings	$102,480

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$38,389
Amortization of debt issuance costs	1,801
Capitalized interest	3,728
Interest component of rental expense	1,727
Total fixed charges	45,645
Preferred Unit distributions	1,253
Total fixed charges and Preferred Unit distributions	$46,898

Ratio of earnings to fixed charges	2.25
Ratio of earnings to combined fixed charges and Preferred Unit distributions	2.19